UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ENBRIDGE ENERGY PARTNERS, L.P.

(Name of Issuer)

Class A Common Units

(Title of Class of Securities)

29250R 10 6

(CUSIP Number)

E. Chris Kaitson

Vice President—Law and Deputy General Counsel

1100 Louisiana, Suite 3300

Houston, Texas 77002

(713) 821-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2009

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29250R 10 6	Schedule 13D/A

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge Energy Company, Inc. 39-0792581
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 23,259,168
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 23,259,168
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,259,168
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.9%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 29250R 10 6	Schedule 13D/A

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge Pipelines Inc. Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) *
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power *
	8.	Shared Voting Power None
	9.	Sole Dispositive Power *
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) CO

*	Enbridge Energy Company, Inc. (“EECI”) is wholly owned by Enbridge Pipelines Inc. (“EPI”). Therefore, EPI may be deemed to be the beneficial owner of the 23,259,168 Class A Common Units representing limited partner interests of the Issuer that are owned by EECI. Thus, EPI is filing this Amendment No. 1 to Schedule 13D jointly with EECI.

CUSIP No. 29250R 10 6	Schedule 13D/A

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) IPL System Inc. Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) **
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Alberta
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power **
	8.	Shared Voting Power None
	9.	Sole Dispositive Power **
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person **
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) **
14.	Type of Reporting Person (See Instructions) CO

**	EECI is indirectly owned by IPL System Inc. (“IPL”). Therefore, IPL may be deemed to be the beneficial owner of the 23,259,168 Class A Common Units representing limited partner interests of the Issuer that may be deemed owned by EECI. Thus, IPL is filing this Amendment No. 1 to Schedule 13D jointly with EECI.

CUSIP No. 29250R 10 6	Schedule 13D/A

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge Inc. 98-0377957
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) ***
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power ***
	8.	Shared Voting Power None
	9.	Sole Dispositive Power ***
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person ***
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) ***
14.	Type of Reporting Person (See Instructions) CO

***	EECI is indirectly owned by Enbridge Inc. (“Enbridge”). Therefore, Enbridge may be deemed to be the beneficial owner of the 23,259,168 Class A Common Units representing limited partner interests of the Issuer that may be deemed owned by EECI. Thus, Enbridge is filing this Amendment No. 1 to Schedule 13D jointly with EECI.

This Amendment No. 1 amends Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D filed by Enbridge Inc., IPL System Inc., Enbridge Pipelines Inc. and Enbridge Energy Company, Inc. with the Securities and Exchange Commission on December 11, 2008 (the “Original Schedule 13D”).

Item 2. Identity and Background

The information previously provided in response to this Item 2 is hereby amended by replacing the text thereof in its entirety with the following:

This Statement is filed jointly pursuant to Rule 13d-1(k)(1) by Enbridge Inc., a Canadian corporation (“Enbridge”), IPL System Inc., an Alberta corporation (“IPL”), Enbridge Pipelines Inc., a Canadian corporation (“EPI”), and Enbridge Energy Company, Inc., a Delaware corporation (“EECI” and, together with Enbridge, IPL and EPI, the “Reporting Persons”), pursuant to a joint filing statement, which is attached to this Schedule 13D as Exhibit A.

The address of the principal offices of Enbridge, IPL and EPI is 3000, 425–First Street S.W., Calgary, Alberta, Canada T2P 3L8. The address of the principal office of EECI is 1100 Louisiana, Suite 3300, Houston, Texas 77002.

Enbridge is an energy transportation, distribution and related services provider. Enbridge’s principal business segments are: (1) the Liquids Pipelines segment and (2) the Gas Distributions and Services segment. The Liquids Pipelines segment includes the operation of Enbridge’s mainline crude oil and liquids pipeline system, and feeder pipelines in Canada and the United States. Enbridge’s wholly owned subsidiary EPI owns and operates the Canadian portion of the Enbridge crude oil mainline and operates the United States portion of the mainline—the Lakehead System. Enbridge has a 27.0% interest in the Issuer, which owns the Lakehead System. Enbridge’s Gas Distribution and Services segment consists primarily of gas utility operations that serve residential, commercial, industrial and transportation customers in central and eastern Ontario. The core of the Gas Distribution & Services segment is Enbridge Gas Distribution, which is Canada’s largest natural gas distribution utility. IPL is a holding company and a wholly owned subsidiary of Enbridge. EPI is a liquid hydrocarbon pipeline transportation provider and a wholly owned subsidiary of IPL. EECI is an indirectly owned subsidiary of IPL and holds the general partner interest in the Issuer.

Information relating to the directors and executive officers of the Reporting Persons is contained in Schedule 1 attached hereto and is incorporated herein by reference.

During the last five years, none of the Reporting Persons or, to the undersigned’s knowledge, any of the persons listed on Schedule 1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons or, to the undersigned’s knowledge, any of the persons listed on Schedule 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information previously provided in response to this Item 3 is hereby amended by adding the following:

On October 14, 2009, the Issuer issued and sold 21,245 Class A Common Units to EECI at a purchase price of $47.07 per Class A Common Unit. These Class A Common Units were issued and sold by the Issuer in a private transaction exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”). EECI paid approximately $1.0 million to purchase the Class A Common Units, which purchase price was funded by intercompany transfers between affiliates of the Issuer. Net proceeds to the Issuer, including expenses associated with the private placement, were approximately $1.0 million. In addition, EECI contributed approximately $20,408.21 to the Issuer to maintain its 2.0 percent general partner interest.

In addition, on October 14, 2009, 6,987,923.633319 of the Issuer’s Class C Units that were held by EECI converted into 6,987,923 Class A Common Units. EECI received a payment of $29.92 in return for its fractional Class C Unit based on a closing price of $47.24 per Class A Common Unit on the New York Stock Exchange on October 14, 2009. On August 15, 2006, the Issuer issued and sold 5,434,782.608695 Class C Units to EECI at a purchase price of $46.00 per Class C Unit. These Class C Units were issued and sold by the Issuer in a private transaction exempt from registration under Section 4(2) of the Securities Act. Net proceeds to the Issuer, including expenses associated with the private placement, were approximately $500 million. In addition, EECI contributed approximately $10 million to the Issuer to maintain its 2.0 percent general partner interest. The Issuer distributed 529,206.149147, 385,032.498496 and 100,293.478260 additional Class C Units to EECI during the years ended December 31, 2008, 2007 and 2006, respectively, in lieu of making cash distributions. Prior to the conversion of Class C Units into Class A Common Units on October 14, 2009, the Issuer distributed 538,608.898721 additional Class C Units to EECI during fiscal year 2009 in lieu of making cash distributions.

Item 4. Purpose of Transaction

The information previously provided in response to this Item 4 is hereby amended by replacing the text thereof in its entirety with the following:

EECI acquired the Class A Common Units reported pursuant hereto for investment purposes. EECI and/or the Reporting Persons may acquire additional Class A Common Units, or dispose of some or all of such Class A Common Units, from time to time, depending upon price, market conditions and other factors.

None of the Reporting Persons has any plan or proposal that relates to or that would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s certificate of limited partnership, partnership agreement or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

The information previously provided in response to this Item 5 is hereby amended by replacing the text thereof in its entirety with the following:

(a)	EECI beneficially owns 23,259,168 Class A Common Units of the Issuer, which represent 23.9% of the outstanding Class A Common Units based upon the number of Class A Common Units outstanding as of the date hereof. EECI is wholly owned by EPI. EPI is wholly owned by IPL. IPL is wholly owned by Enbridge. EPI, IPL and Enbridge, therefore, may be deemed to beneficially own, and have the power to direct the voting and the disposition of, such 23,259,168 Class A Common Units. The persons listed on Schedule 1 disclaim any beneficial ownership of the Class A Common Units held by EECI. None of the persons listed on Schedule 1 shares voting or dispositive power over any Class A Common Units held by EECI.

(b)	EECI is the sole record owner and has sole voting and dispositive power with respect to 23,259,168 Class A Common Units of the Issuer.

(c)	EECI acquired 16,250,000 Class A Common Units on December 4, 2008 at a purchase price of $30.76 per Class A Common Unit in a private transaction exempt from registration under Section 4(2) of the Securities Act. EECI acquired 21,245 Class A Common Units on October 14, 2009 at a purchase price of $47.07 per Class A Common Unit in a private transaction exempt from registration under Section 4(2) of the Securities Act. In addition, on October 14, 2009, 6,987,923.633319 of the Issuer’s Class C Units that were held by EECI converted into 6,987,923 Class A Common Units.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information previously provided in response to this Item 6 is hereby amended by replacing the text thereof in its entirety with the following:

The 16,250,000 Class A Common Units purchased by EECI on December 4, 2008 were purchased by EECI pursuant to the Class A Common Unit Purchase Agreement, dated November 17,2008, by and between the Issuer and EECI. The 21,245 Class A Common Units purchased by EECI on October 14, 2009 were purchased by EECI pursuant to the Class A Common Unit Purchase Agreement, dated October 14, 2009, by and between the Issuer and EECI. The Fourth Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of August 15, 2006, as amended by Amendment No. 1, dated December 28, 2007, and Amendment No. 2, dated August 6, 2008 (as used herein, the “partnership agreement”), contains various provisions with respect to the Class A Common Units governing, among other matters, distributions, transfers and allocations of profits and losses to partners. For a description of the contracts, arrangements, understandings or relationships among the Reporting Persons and between such persons and the Issuer and others, please read “Certain Relationships and Related Transactions, and Director Independence” in the Annual Report on Form 10-K for the year ended December 31, 2008 of the Issuer incorporated herein by reference.

In addition to the 23,259,168 Class A Common Units of the Issuer owned by EECI, EECI owns 3,912,750 Class B Common Units of the Issuer and a 2.0 percent general partner interest in the Issuer.

Item 7. Material to Be Filed as Exhibits

The information previously provided in response to this Item 6 is hereby amended by replacing the text thereof in its entirety with the following:

(a)	Fourth Amended and Restated Agreement of Limited Partnership of the Issuer, dated August 15, 2006 (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed August 16, 2006).

(b)	Amendment No. 1 to the Fourth Amended and Restated Agreement of Limited Partnership of the Issuer dated December 28, 2007 (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed January 3, 2008).

(c)	Amendment No. 2 to the Fourth Amended and Restated Agreement of the Limited Partnership of the Issuer dated August 6, 2008 (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed August 7, 2008).

(d)	Joint Filing Statement (attached as Exhibit A to the Original Schedule 13D filed with the Commission on December 11, 2008 and incorporated hereby in its entirety by reference).

(e)	Schedule of Directors and Executive Officers (incorporated by reference to Schedule 1 of this Amendment No. 1 to Schedule 13D).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2009

ENBRIDGE INC.

By:	/S/ ALISON T. LOVE
Name:	Alison T. Love
Title:	Vice President, Corporate Secretary & Chief Compliance Officer

By:	/S/ WANDA OPHEIM
Name:	Wanda Opheim
Title:	Vice President, Treasury & Tax

IPL SYSTEM INC.

By:	/S/ ALISON T. LOVE
Name:	Alison T. Love
Title:	Corporate Secretary

By:	/S/ COLIN K. GRUENDING
Name:	Colin K. Gruending
Title:	Controller

ENBRIDGE PIPELINES INC.

By:	/S/ GREGORY L. SEVICK
Name:	Gregory L. Sevick
Title:	Senior Vice President, Mainline Projects

By:	/S/ WANDA OPHEIM
Name:	Wanda Opheim
Title:	Treasurer

ENBRIDGE ENERGY COMPANY, INC.

By:	/S/ BRUCE A. STEVENSON
Name:	Bruce A. Stevenson
Title:	Corporate Secretary

Schedule 1

INFORMATION CONCERNING THE DIRECTORS AND

EXECUTIVE OFFICERS OF ENBRIDGE INC.

Set forth below are the name, citizenship and the present principal occupation and/or employment of each director and executive officer of Enbridge Inc. The principal business address for each individual listed below, is 3000, 425–First Street S.W., Calgary, Alberta, Canada T2P 3L8, Canada.

Name and Address (if different from above)	Citizenship	Present Principal Occupation and Position

DAVID A. ARLEDGE	U.S.	Chairman of the Board of Directors

J. L. BALKO	Canada	Vice President, Human Resources & Administration

J. RICHARD BIRD	Canada	Executive Vice President, Chief Financial Officer & Corporate Development

JAMES J. BLANCHARD	U.S.	Partner, DLA Piper U.S., LLP; Corporate Director

S. R. BLOXOM	U.S.	Vice President, Acquisitions

J. LORNE BRAITHWAITE	Canada	Businessman; Corporate Director

R.F. CARPENTER	Canada	Vice President, Corporate Law & Deputy General Counsel

L. S. CRUESS	Canada/U.S.	Senior Vice President, Energy Marketing & International

PATRICK D. DANIEL	Canada	President & Chief Executive Officer; Corporate Director

BONNIE D. DUPONT	Canada	Group Vice President, Corporate Resources

J. HERB ENGLAND	Canada	President & Chief Executive Officer of Stahlman–England Irrigation Inc.; Corporate Director

CHARLES W. FISCHER	Canada	Corporate Director

C. K. GRUENDING	Canada	Vice President & Controller

D. V. KRENZ	U.S.	Vice President, Gas Pipelines

DAVID A. LESLIE	Canada	Corporate Director

STEPHEN J.J. LETWIN	Canada	Executive Vice President, Gas Transportation & International

D. L. LEVESQUE	Canada	Vice President, Public, Government & Aboriginal Affairs

A. T. LOVE	Canada	Vice President, Corporate Secretary & Chief Compliance Officer

Schedule 1 - 1

Name and Address (if different from above)	Citizenship	Present Principal Occupation and Position

L. M. LUISON	Canada	Vice President, Financial Partnerships

I. R. McFEELY	Canada	Vice President, Gas Development

AL MONACO	Canada	Executive Vice President, Major Projects

W. OPHEIM	Canada	Vice President, Treasury & Tax

GEORGE K. PETTY	Canada/U.S.	Corporate Director

B. D. POOHKAY	Canada	Vice President & Chief Information Officer

DAVID T. ROBOTTOM	Canada	Group Vice President, Corporate Law

CHARLES E. SHULTZ	Canada/U.S.	Chair and Chief Executive Officer of Dauntless Energy Inc.; Corporate Director

J. A. SCHULTZ	Canada	Senior Vice President, New Ventures

C. J. SZMURLO	Canada/U.S.	Vice President, Alternative & Emerging Technology

DAN C. TUTCHER	U.S.	Corporate Director

JOHN K. WHELEN	Canada	Senior Vice President, Corporate Development

CATHY L. WILLIAMS	Canada	Corporate Director

STEPHEN J. WUORI	U.S.	Executive Vice President, Liquids Pipelines

V. D. YU	Canada	Vice President, Investor Relations & Enterprise Risk

Schedule 1 - 2

INFORMATION CONCERNING THE DIRECTORS

AND EXECUTIVE OFFICERS OF IPL SYSTEM INC.

Set forth below are the name, citizenship and the present principal occupation and/or employment of each director and executive officer of IPL System Inc. The principal business address for each individual listed below, is 3000, 425–First Street S.W., Calgary, Alberta, Canada T2P 3L8, Canada.

Name and Address (if different from above)	Citizenship	Present Principal Occupation and Position

J. R. BIRD	Canada	President; Director

B. D. DUPONT	Canada	Director

C. K. GRUENDING	Canada	Controller

S. J. J. LETWIN	Canada	Vice President

A. T. LOVE	Canada	Corporate Secretary

W. OPHEIM	Canada	Treasurer

D. T. ROBOTTOM	Canada	Vice President

S. J. WUORI	U.S.	Vice President; Director

Schedule 1 - 3

INFORMATION CONCERNING THE DIRECTORS

AND EXECUTIVE OFFICERS OF ENBRIDGE PIPELINES INC.

Set forth below are the name, citizenship and the present principal occupation and/or employment of each director and executive officer of Enbridge Pipelines Inc. The principal business address for each individual listed below, is 3000, 425–First Street S.W., Calgary, Alberta, Canada T2P 3L8, Canada.

Name and Address (if different from above)	Citizenship	Present Principal Occupation and Position

R. L. ADAMS	U.S.	Vice President, Engineering, Procurement and Construction

J. R. BIRD	Canada	Director

S. B. BUYS	Canada	Vice President, Customer Service

J. W. CARRUTHERS	Canada	Vice President, Northern Gateway

G. C. CARTWRIGHT	Canada	Associate General Counsel, Law & Regulatory Affairs, Liquids Pipelines and Assistant Corporate Secretary

K. CORNELIUS	Canada	Vice President, Fort Hills

P. D. DANIEL	Canada	Chairman of the Board

J. M. GEREZ	Canada	Vice President, Engineering and System Integrity

L. J. GOLDEN	Canada	Vice President, Alberta Clipper and Line 4 Extension

C. L. HANSEN	Canada	Vice President, Finance

D. G. JARVIS	Canada	Senior Vice President, Business Development

A. T. LOVE	Canada	Corporate Secretary

A. D. MEYER	Canada	Senior Vice President, Oil Sands Projects

A. MONACO	Canada	Executive Vice President, Major Projects

B. C. NEILES	Canada	Vice President, Project Services

W. OPHEIM	Canada	Treasurer

W. R. SCHRAGE	Canada	Vice President, Business Development

P. F. SCHULDHAUS	Canada	Vice President, Business Development

C. E. SCHULTZ	Canada/U.S.	Director

R. T. SCHWARTZ	Canada/U.S.	Vice President, Liquids Pipelines Law & Deputy General Counsel

G. L. SEVICK	Canada	Senior Vice President, Mainline Projects

Schedule 1 - 4

Name and Address (if different from above)	Citizenship	Present Principal Occupation and Position

C.D. WETTER	Canada	Controller

C. L. WILLIAMS	Canada	Director

S. J. WUORI	U.S.	President; Director

L. A. ZUPAN	Canada	Vice President, Operations

Schedule 1 - 5

INFORMATION CONCERNING THE DIRECTORS

AND EXECUTIVE OFFICERS OF ENBRIDGE ENERGY COMPANY, INC.

Set forth below are the name, citizenship and the present principal occupation and/or employment of each director and executive officer of Enbridge Energy Company, Inc. The principal business address for each individual listed below, is 1100 Louisiana, Suite 3300, Houston, Texas 77002.

Name and Address (if different from above)	Citizenship	Present Principal Occupation and Position	Number of Shares Beneficially Owned (Percentage of the Shares Outstanding)

R. L. ADAMS	U.S.	Vice President—U.S. Engineering and Project Execution, Liquids Pipelines	—

J. A. CONNELLY	U.S.	Director	7,000

M. O. HESSE	U.S.	Director and Chairman of the Board	—

E. C. KAITSON	U.S.	Vice President—Law, Deputy General Counsel and Assistant Secretary	—

J. W. KANVIK	U.S.	Assistant Secretary	—

D. V. KRENZ	U.S.	Vice President	—

K. C. LANIK	U.S.	Tax Officer	—

S. J. J. LETWIN	Canada	Managing Director; Director	22,000

J. A. LOIACONO	U.S.	Vice President, Commercial Activities	1,000

M. A. MAKI	U.S.	Vice President—Finance	—

T. L. McGILL	U.S.	President; Director	2,000

A. MONACO	Canada	Executive Vice President—Major Projects	—

S. J. NEYLAND	U.S.	Controller	—

G. K. PETTY	Canada/U.S.	Director	3,300

K. C. PUCKETT	U.S.	Vice President, Engineering and Operations—Gathering and Processing	1,000

J. N. ROSE	Canada	Treasurer	—

A. M. SCHNEIDER	U.S.	Vice President, Regulated Engineering and Operations	—

B. A. STEVENSON	Canada/U.S.	Corporate Secretary	—

Schedule 1 - 6

Name and Address (if different from above)	Citizenship	Present Principal Occupation and Position	Number of Shares Beneficially Owned (Percentage of the Shares Outstanding)

D. A. WESTBROOK	U.S.	Director	9,500

S. J. WUORI	U.S.	Executive Vice President—Liquids Pipelines; Director	—

L. A. ZUPAN	Canada	Vice President—Operations, Liquids Pipelines	—

Schedule 1 - 7